Exhibit 1.01

AbbVie Inc.

Conflict Minerals Report

For the Year Ended December 31, 2014

As adopted by the Securities and Exchange Commission (SEC) pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule) imposes certain reporting obligations on SEC registrants who manufacture, or contract to manufacture, products for which certain specified minerals are necessary to the functionality or production of the products, regardless of the geographic origin of the minerals and whether or not they fund armed conflict.  These minerals consist of columbite-tantalite (coltan), cassiterite and wolframite (and their derivatives tantalum, tin, and tungsten), and gold (collectively, 3TG).

This Report covers AbbVie products manufactured from January 1 through December 31, 2014 for which 3TG may be necessary to the functionality or production.  As used in this Report, the term “AbbVie” refers to AbbVie Inc., a Delaware corporation, and its consolidated subsidiaries.

1.                                      Company and Product Overview

AbbVie is a global, research-based biopharmaceutical company.  AbbVie develops and markets advanced therapies that address some of the world’s most complex and serious diseases.

AbbVie has concluded that the delivery mechanisms for several of its products, such as syringes and pumps and certain of their components, may contain 3TG that is necessary to their functionality or production (the Products). AbbVie either assembles the Products itself or contracts to have the Products assembled by a third party. The Product components are also sourced from third-party suppliers.  AbbVie does not directly purchase ore or unrefined 3TG, nor does it have direct relationships with any smelters or refiners.  Therefore, AbbVie relies on its direct suppliers to provide information on the origin of any 3TG contained in the product components they supply to AbbVie, including the source of any 3TG that they obtain from lower tier suppliers and smelters.

2.                                      Summary of Findings

In accordance with the Rule, AbbVie conducted a good faith reasonable country of origin inquiry (RCOI) that it believes was reasonably designed to determine whether any of the necessary 3TG that may be contained in the Products originated in the Democratic Republic of the Congo or an adjoining country (Covered Countries) or from recycled or scrap sources.

As a result of its RCOI, AbbVie has determined that it has insufficient information to allow it to conclude that (i) it has no reason to believe that any of its necessary 3TG originated in the Covered Countries or (ii) it reasonably believes its necessary 3TG came from recycled or scrap sources.  AbbVie therefore conducted further due diligence on the source and chain of custody of the necessary 3TG that may be contained in the Products.

Following the exercise of its due diligence with suppliers, AbbVie is unable to determine at this time the country of origin, smelter or refiner, or mine of origin of any 3TG contained in the Products.  The results of AbbVie’s supply chain due diligence are set forth in this Report, which is published on AbbVie’s website at www.abbvieinvestor.com.

3.                                      Due Diligence Process

AbbVie’s due diligence measures were designed to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition and the related Supplements (OECD Guidance).  The OECD Guidance is an internationally recognized due diligence framework consisting of a multi-step, risk-based process.  AbbVie has a cross-functional Conflict Minerals Strategy team that is led by the Restricted Substances Management Team and supervised by management.

AbbVie’s Supplier Code of Conduct provides that suppliers are expected to ensure that all products and product components supplied to AbbVie do not contain 3TG sourced from Covered Countries that has directly or indirectly financed or benefitted armed groups in the Covered Countries.  The Supplier Code of Conduct also requires suppliers to have systems in place that are designed to meet this objective.  The Code is published on AbbVie’s website (at http://www.abbvie.com/content/dam/abbviecorp/us/desktop/responsibility/responsible-business/supply-chain/AbbVie-Supplier-Code-of-Conduct-Brochure.pdf).  Violations of the Supplier Code of Conduct, including with respect to 3TG sourcing, are to be reported to AbbVie’s Purchasing and Supplier Management or to the AbbVie Office of Ethics and Compliance.  Reports may be made on a confidential and anonymous basis, where permitted by local law.  AbbVie also has a program to monitor supplier social responsibility, which includes surveying and auditing supplier adherence to AbbVie’s Supplier Code of Conduct.

AbbVie has a process to survey its direct suppliers, with the objective of providing transparency over the supply chain and enabling identification of upstream participants such as smelters, together with related controls.  It conducted this survey using the Conflict Minerals Reporting Template (the Template) developed by the Conflict-Free Sourcing Initiative (CFSI), which was founded by the Electronics Industry Citizenship Coalition (EICC) and the Global eSustainability Initiative (GeSI).  The Template, which was updated from the version used for 2013, was designed to facilitate a supplier’s disclosure of information regarding 3TG contained in the supplier’s products, including the country of origin and the name and location of the smelters that process the 3TG.  As part of this process, AbbVie also engaged with suppliers concerning their 3TG sourcing and Template responses, including any incomplete or inconsistent information, and enhanced these efforts compared to 2013.

A few suppliers reported that their products contain 3TG that are necessary to the production and functionality of the products.  Most of them were unable to determine the country of origin of the 3TG in their products.  Several suppliers were able to identify smelters and refiners for a portion of the 3TG in their products, approximately 63% of which are designated under CFSI’s Conflict-Free Smelter Program as “compliant” or subject to an ongoing audit, according to lists published by CFSI (as of May 26, 2015).  The remainder are located in China, Russia, Germany, Taiwan, Indonesia, Thailand, Poland, Brazil, Japan, the Republic of Korea, the United States, Uzbekistan, Kyrgyzstan, Switzerland, Mexico and the Philippines.

However, all of the suppliers that reported that products they supply contain necessary 3TG responded at a company level, rather than at a product level, a permitted option under the Template.  As a result, AbbVie is unable to determine whether the specific product components for the Products that it receives from its suppliers contain any necessary 3TG.  Furthermore, AbbVie is unable to trace the chain of custody of any 3TG specifically contained in the Products further up the supply chain to a specific smelter or, in turn, to the mine of origin.

As a result, based on its reasonable efforts, AbbVie is unable to determine the country of origin, smelter or refiner, or mine of origin of any 3TG specifically contained in the Products.  AbbVie is continuing to work with its suppliers regarding responsible sourcing practices generally and their 3TG supply chain in particular.  In accordance with the Rule, this Report has not been audited.